EXHBIT A6

To:               All Employees

From:             Jane Luba - Vice President of Human Resources

Date:             August 27, 2001

Subject:          Stock Option Exchange Program FAQ


Because we realize that you will have many questions about our offer to exchange your stock options for shares of restricted stock, we have prepared the following question and answer document.


1.   Q:   What is restricted stock? How is it different from stock options?

     A: With stock options, you have a right to purchase shares of Motient stock at a certain price, but are awarded no actual shares of stock. Even after the options are vested, you still have to "exercise" the option to obtain the stock.

          With restricted stock, you do not need to do an "exercise" to obtain the shares. Rather, when you are awarded restricted stock, you will become the owner of actual Motient shares as shares vest. Also, restricted shares will be granted at no cost to you (though there are tax implications related to restricted stock, as outlined in questions 15-21)


2.   Q:   Why is Motient  offering to exchange my stock  options for  restricted stock?

     A: The stock market volatility of the past year has hurt the stock prices of many technology and telecommunications companies, including Motient's. As a result, stock options awarded to our employees over the past few years have not delivered the value we had originally hoped. By making this offer to exchange outstanding options for restricted stock, we expect to be able to provide better performance incentives to employees and to reward them for their continued efforts.


3.   Q:   Am I eligible to participate in the exchange?

     A: You can participate in the exchange if you hold outstanding options to purchase shares of Motient common stock, you are a current employee of Motient, and you are a United States resident.


4.   Q:   Can I exchange all of my stock options?

     A: Yes. All outstanding options currently held by employees can be exchanged for shares of restricted stock.

5.   Q:   If I elect to  exchange  stock  options,  when  will I be  awarded  my restricted shares?

     A: Restricted shares will be granted immediately following the expiration of the exchange offer on September 25, 2001, unless the Offer to Exchange is extended beyond the current deadline.

          If the offer is extended, we will make a public announcement as soon as possible.


6.   Q:   If I own the shares,  how are they restricted?  Can they be taken away from me?

     A: The shares are considered "restricted" because they will be subject to forfeiture until the shares vest. For example, if you voluntary leave Motient or if your employment is terminated for any reason other than death, disability, or a reduction in force, you will lose all rights to shares that have not yet vested.

          Once the shares of restricted stock have vested, however, the stock is no longer restricted and will be yours to hold or sell as you desire, even if you leave the company.

          Questions 9 and 10 include additional information on the vesting of restricted shares.


7.   Q:   How many shares of  restricted  stock will I receive for the options I exchange?

     A: You will receive shares of restricted stock equal to 75% of the number of options you exchange. In other words, for every one stock option surrendered, you will receive .75 shares of restricted stock. Partial shares will be rounded up to the next whole share.

          Here are some examples:

     o If you exchange a grant of 100 stock options, you will receive 75 shares of restricted stock (100 stock options x .75 exchange rate = 75 restricted shares).

     o If you exchange a grant of 150 stock options, you will receive 113 shares of restricted stock (150 stock options x .75 exchange rate =
          112.5 restricted shares, which rounds up to 113 restricted shares).

     o If you exchange a grant of 175 stock options, you will receive 132 shares of restricted stock (175 stock options x .75 exchange rate =
          131.25 restricted shares, which rounds up to 132 restricted shares).

8.   Q:   If I elect to exchange eligible options,  do I have to exchange all of my options or can I just exchange some of them?

     A: If you have multiple option grants (i.e., grants made on different dates), you may choose to tender one or more, or all of your grants. However, you may not tender a portion of any single option grant. Each tendered grant must be exchanged in its entirety.

          For example, if you hold an option - granted on a particular date - to purchase 100 shares of common stock at an exercise price of $7.00 per share, you must either tender all or none of the 100 options. You may not exchange only part of the option grant and retain the remainder as options.


9.   Q:   I read something about vesting.  What is the vesting  schedule for the restricted shares?

     A: The vesting schedule will be the same as for the options you exchange. In other words, all restricted shares will assume the vesting schedule of the options which they replace.

          However, no restricted shares shall be considered vested until exactly six months from the date the restricted shares were granted (September 25, 2001 + six months = March 25, 2002). This six-month period will be called the "vesting suspension period." Any restricted shares replacing options that 1) had previously vested or 2) would have vested during the vesting suspension period will be considered fully vested on (and no sooner than) March 25, 2002 if you are still employed with Motient.

          Here are two similar - but different - examples of how the vesting schedule will operate:

          1. Assume you were granted 300 stock options on June 1, 1999 and the options vest 1/3 per year over three years. As of September 25, 2001, all of these options remain outstanding and 200 of these stock options are vested. The remaining 100 options will vest on June 1, 2002.

               Now assume you elect to exchange all 300 options. These options will be replaced by 225 shares of restricted stock, of which 150 will be considered vested on March 25, 2002. The remaining 75 restricted shares will vest on June 1, 2002, as would have the 100 unvested options they replaced.

          2. Assume you were granted 300 stock options on January 1, 1999 and the options vest 1/3 per year over three years. As of September 25, 2001, all of these options remain outstanding and 200 of these stock options are vested. The remaining 100 options will vest on January 1, 2002.

               Now assume you elect to exchange all 300 options. These options will be replaced by 225 shares of restricted stock, all of which will be considered vested on March 25, 2002.

          Why do the two examples differ? In Example 2, the 100 options not yet vested on September 25, 2001 were scheduled to vest during the vesting suspension period. Accordingly, the 75 restricted shares awarded to replace these 100 options will be considered fully vested as soon as the vesting suspension period ends on March 25, 2002.


10.  Q:   Are there any exceptions to this vesting schedule?

     A:   Yes.  If your  employment  with  Motient  terminates  due to  death or
          disability,   you  will  automatically  be  vested  in  100%  of  your
          restricted stock.

          Also, if your employment terminates due to a reduction in force during the vesting suspension period, you will automatically be vested in a percentage of your restricted shares. This percentage will be equal to the portion of your existing options that would have been vested as of your termination date under your existing option agreement.

          Under all other circumstances, the vesting schedule outlined in Question 9 will apply.


11.  Q:   If the vesting is the same, why am I only getting a 75% exchange rate?
          That sounds like I am losing 25%. Why would I do this?

     A: We realize that this 75% exchange rate may be misleading. However, it is important to remember that if you participate, you will be exchanging options (i.e., the right to buy shares) for restricted shares (i.e., actual shares).

          For example, assume you have 100 vested stock options with an exercise price of $7.00 per share. When the stock price is $1.00, these options hold no value to you. However, if you were to exchange these 100 options for 75 restricted shares, the award is now worth $75.00 (75 restricted shares x $1.00 per share).

          Note: Because these 100 options were fully vested at the time of the exchange, you will be fully vested in the 75 restricted shares at the end of the vesting suspension period.

12.  Q:   That sounds good. Why wouldn't I exchange my options?

     A: There are two primary reasons you might wish to keep your options. First, restricted shares are taxed differently than stock options. (This is covered in greater detail in Questions 15-21.)

          Also, you may feel that your stock options might eventually be worth more as options than as restricted stock. Why? Because of the 75% exchange ratio used in this program, there will always be a stock price at which any award becomes worth more as stock options than as restricted stock. Specifically, this "break-even" stock price for any exchange under this program will equal approximately 4x the exercise price of the stock options. Lets use the example from the previous question to illustrate.

          You currently have 100 vested stock options with an exercise price of $7.00. When the stock price is $1.00, we illustrated that the 100 options have no value, but that 75 restricted shares are worth $75.00. But, when the stock price reaches $28.00 (i.e., 4x the exercise price of $7.00), the 100 options have a value to you of $2,100 ($28.00 stock price - $7.00 exercise price x 100 stock options) and the restricted shares are also worth $2,100 ($28 stock price x 75 restricted shares). As the price moves above $28.00, the options actually become more valuable than the restricted stock.

          If the stock options had been replaced by restricted shares on a one-for-one basis, the restricted shares would always have a greater value than the options. However, the 75% exchange ratio will always mean there is a price (approximately 4x the exercise price) at which the value of the options surpasses that of the restricted shares.


13.  Q:   With  restricted  stock,  do I have  voting  rights  and other  rights typical to stock owners?

     A: Yes. As of the day the restricted shares are granted you will have dividend rights, voting rights, and other stockholder rights. In addition, you will receive all notices of meetings, proxy statements, proxies and other materials given to our other stockholders.


14.  Q:   Will I receive stock certificates for my restricted shares?

     A: Not until the restricted shares vest. Until that time, the stock will be held in Motient's custody or in the custody of a brokerage firm chosen by Motient.

15.  Q:   In Question 12, I read something  about taxes?  Will I have to pay any taxes when the restricted shares are awarded? How is this different than taxes on stock options?

     A: With stock options, you pay no taxes on the award date or on the vesting date. You only pay taxes on stock options when you exercise them. Also, if you hold the shares after exercise, you will pay capital gains taxes on any appreciation after exercise when you sell the shares.

          Taxation on restricted shares is somewhat different. (Remember, unlike stock options, you do not exercise restricted stock.)

          In general, you are not required to pay any taxes upon receiving restricted stock. Rather, as restricted shares vest, you are required to pay ordinary income taxes (including Federal, State, and FICA) based on the value of the stock on the vesting date.

          Alternatively, by making an election under Section 83(b) of the Internal Revenue Code, you can elect to pay taxes when the restricted stock is awarded rather then when it vests.

          (Question 19 addresses how you are taxed when you sell the shares.)


16.  Q:   I don't understand.  What is an 83(b) election?  How does it affect my taxes?

     A: An 83(b) election allows you to pay ordinary income taxes on the award date (September 25, 2001) based on the value of your restricted shares on that day. If you make an 83(b) election, you will pay no additional taxes when the shares vest.

          The following table should be helpful in clarifying the information above.


                           83(b) Election          No 83(b) Election
                           --------------          -----------------

Award Date               Ordinary Income Tax            No Tax
Vesting Date                   No Tax             Ordinary Income Tax


          Note: An 83(b)  election must be made within 30 days of the award date
                                                       -------
          (i.e., by October 25, 2001). If you decide to make an 83(b) election, an election form and instructions will be made available on the Motient Intranet.

17.  Q:   What are the potential benefits of making an 83(b) election?

     A: If the stock price increases between the award date (September 25, 2001) and the vesting date of the shares, making an 83(b) election will result in you paying a smaller amount in ordinary income taxes.

          Using the numbers from the previous example, the following outlines the potential benefit of making an 83(b) election.



# of Restricted Shares                  75
Income Tax Rate(1)                    40.90%                     Taxes Due
                                                                 ---------
      Event                        Stock Price          83(b) Election    No 83(b) Election
      -----                        -----------          --------------    -----------------
Award Date (09/25/01)                 $1.00                  $30.68             $0.00
Vesting Date (03/25/02)               $2.00                   $0.00            $61.35
                        Total Ordinary Income Tax            $30.68            $61.35
-------------------------------------------------------------------------------------------
(1) For illustrative  purposes only.  Reflects estimated Federal (27.5%),  State
(5.75% in VA), SS (6.2%), and Medicare (1.45%) taxes


          Because the stock price in the illustration increased $1.00 from September 25, 2001 to March 25, 2002, you will have paid approximately $30 less in ordinary federal income taxes by making an 83(b) election.


18.  Q:   That sounds  good.  Are their  potential  drawbacks in making an 83(b)
          election?

     A:   Yes, there are three potential drawbacks.

          First, if the stock price decreases between the award date (September 25, 2001) and the vesting date, you will have paid more in income taxes than you would have if you did not make an 83(b) election. Using the same numbers again, the following outlines this potential downside of making an 83(b) election.

# of Restricted Shares                  75
Income Tax Rate(1)                    40.90%                     Taxes Due
                                                                 ---------
      Event                        Stock Price          83(b) Election    No 83(b) Election
      -----                        -----------          --------------    -----------------
Award Date (09/25/01)                 $1.00                  $30.68             $0.00
Vesting Date (03/25/02)               $0.50                   $0.00            $15.34
                        Total Ordinary Income Tax            $30.68            $15.34
-------------------------------------------------------------------------------------------
(1) For illustrative  purposes only.  Reflects estimated Federal (27.5%),  State
(5.75% in VA), SS (6.2%), and Medicare (1.45%) taxes


          Because the stock price in this illustration decreased $0.50 from September 25, 2001 to March 25, 2002, you will have paid approximately $15 more in taxes with the 83(b) election.

          Second, because the shares on which you paid tax are still restricted on the grant date, you can not sell them (or any portion of them) to obtain money to pay the tax.

          Third, there is a downside if you forfeit restricted shares. For example, if you were to leave the company for any reason (other than death or disability) before the shares vested, you will forfeit the shares and not be able to recover the taxes you have paid.


19.  Q:   Do I have to pay tax when I sell the shares after they vest? Does this depend on whether I made an 83(b) election?

     A: As mentioned in Question 15, the sales of shares after vesting is a taxable event. However, whether or not you will actually owe tax and, if so, the amount of tax you will owe, depends on three primary factors. They are:

          1) the stock  price at sale,
          2)  whether  or not you have made an 83(b)  election,  and
          3) how long after grant (if you made an 83(b) election) or vesting (if you did not make an 83(b) election) you sold the shares.

          The following matrix depicts all possible combinations of these events.


Tax Implications Upon Sale of Shares After Vesting

                                        83(b) Election                                  No 83(b) Election
Basis Price                          Price at Grant Date                              Price at Vesting Date
-----------                          -------------------                              ---------------------
Price Increases            If the price at sale is higher than the           If the price at sale is higher than the
---------------            price at grant, you will realize capital          price at vesting, you will realize
                           gains on the appreciation from the                capital gains on the appreciation from
                           grant date.                                       the vesting date.


        Held>1 Year        - This gain will be taxed at the 20%              - This gain will be taxed at the 20%
                             long-term capital gains tax rate if               long-term capital gains tax rate if
                             the shares were held at least one                 the shares were held at least one
                             year after grant.                                 year after vesting.


        Held<1 Year        - This gain will be taxed at the short-          - This gain will be taxed at the short-
                             term capital gains rate (i.e., same              term capital gains rate (i.e., same
                             as your ordinary income tax rate)                as your ordinary income tax rate)
                             if they were held for less than one              if they were held for less than one
                             year from grant.                                 year from vesting.

Price Decreases            If the price at sale is lower than at            If the price at sale is lower than at
---------------            grant, you will owe no tax.  Instead,            vesting, you will owe no tax.  Instead,
                           the loss in value from the grant date            the loss in value from the vesting
                           is tax deductible up to $3,000 per               date is tax deductible up to $3,000
                           year and can also be used to offset              per year and can also be used to
                           capital gains.                                   offset capital gains.


          Notice that in the scenarios above, the basis price for determining capital gains or losses is the stock price when ordinary income tax was paid. In other words, it is the grant price when an 83(b) election is made and the vesting price when an 83(b) election is not made.


20.  Q:   If I make  an  83(b)  election,  do I have  to  make  it on all of the restricted shares I receive?

     A: No. You can elect to have an 83(b) election pertain to some or all of the restricted shares you receive.


21.  Q:   How do I pay the taxes?  Will they be  automatically  withheld from my paycheck? Can I sell shares to pay taxes? Does the process change if I make an 83(b) election?

     A: Motient will be required to withhold certain federal, state and local income and payroll taxes, (including FICA). For example, the federal income tax withholding requirement in 2002 will be 27%.

          To pay these taxes, you can (a) make a cash payment of the required amount (e.g., with a personal check), or (b) authorize us to deduct such amounts from your pay. If you want to sell shares of your stock that have vested to raise the cash for taxes, we will make arrangements with a broker who will work with you to sell these shares. Also, please note that we reserve the right to sell some of your shares to cover all required withholding if you do not pay the required withholding in a timely or appropriate manner.

          As we mentioned above, you may elect to sell shares of your vested restricted stock to raise cash for taxes. However, it is important to realize that you can not do this if you make an 83(b) election. Why? Since the shares on which you are paying the taxes have not yet vested (and regardless, are in the vesting suspension period), you do not yet have the right to sell these shares.


22.  Q:   That  is a lot  of  tax  information.  How  do I  decide  if I  should participate? If I do participate, how do I decide if I should make an 83(b) election?

     A: As outlined above, there are potential benefits and drawbacks in participating in this offer and in making an 83(b) election. You are encouraged to contact your personal financial and/or tax advisor to determine these impacts as they pertain to your personal circumstances.


23.  Q:   How will my restricted  shares be affected by the one-for-ten  reverse stock split approved by Motient's Board of Directors?

     A: The Motient stockholders will vote on the proposed reverse stock split at a special stockholders' meeting expected to be scheduled for late September or early October, 2001. If this reverse stock split is approved by the shareholders, you will receive one share of restricted stock for every ten shares of restricted stock held prior to the split. All partial shares will be rounded down to the nearest whole share and the value of the partial share will be redeemed to you in cash as soon as possible after the split.

          It is important to note that the intrinsic value of your restricted shares will be essentially the same before and after the split. For example, before the reverse split you may have 500 shares worth $1.50 each or $750 in total. After the split, you will have 50 shares (500/10) worth $15.00 each ($1.50 x 10) for the same total of $750.


24.  Q:   Why not simply change the exercise price of the stock options?

     A: A change in the exercise price of outstanding stock options would result in negative accounting treatment for Motient and could significantly affect the future earnings of the company. By using restricted stock, the company will avoid such open-ended liabilities.


25.  Q:   When does this offer expire?  Can we extend this offer, and if so, how will I be notified?

     A: The offer expires on Tuesday, September 25, 2001, at 5:00 p.m., Reston, Virginia time, unless it is extended by us.

          We may, at our discretion, extend the offer at any time, but we cannot assure you that the offer will be extended or, if extended, for how long.

          If the expiration date of the offer is extended, we will make a public announcement of the extension no later than 9:00 a.m., Reston, Virginia time on the next business day following the previously scheduled expiration of the offer period.


26.  Q:   What do I need to do to  participate?  Do I have to do  anything  if I want to keep my options?

     A: An election form (called the "Letter of Transmittal") is included in this packet. Whether you decide to exchange options or not, you must complete and sign this form and deliver it before 5:00 p.m., Reston, Virginia time, on September 25, 2001 to Suzi Podhoreki at Motient Corporation, 10802 Parkridge Boulevard, Reston, Virginia, 20191-5416.

          If Motient extends the offer, you must deliver these documents before the extended expiration of the offer.

          We recommend that if you choose to mail your documents, you send them by certified or registered mail. Interoffice mail is not recommended since it cannot be tracked. Please keep a copy of all documents you send. Motient will not be responsible for any lost mail, whether interoffice or otherwise.


27.  Q:   If I change  my mind,  can I  withdraw  an  election  to  exchange  my options?

     A: Yes. You may withdraw your tendered options at any time before 5:00 p.m., Reston, Virginia time, on September 25, 2001. If we extend the offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer.


28.  Q:   What does the Board of Directors think of this offer?

     A: Motient's Board of Directors has approved this offer. However, neither management nor the Board of Directors makes any recommendation as to whether you should exchange or refrain from exchanging your options. You must make your own decision whether to exchange options.


29.  Q:   I have additional  questions not addressed here.  Where can I find the answers?

     A: In the coming weeks, we will be holding employee information sessions which will provide a general overview of the program and will serve as your opportunity to ask any questions about the exchange offer. We strongly encourage you to attend at least one of these information sessions. The dates and times of the information sessions will be provided via email as soon as possible.

          Also, a variety of information and resources will soon be available to you on the Motient Intranet. In addition to general information on the exchange offer, the Intranet will also provide you with access to election forms and an interactive calculator that will allow you to estimate your potential net gain and the related tax impact.

30.  Q:   Whom do I call with other questions not specifically addressed here or in the information sessions?

     A: If you still have additional questions or specific questions regarding your personal circumstances, you may contact:

          Suzi Podhoreki
          Legal and Stock Option Administrator
          703-758-6135

          Jane Luba
          Vice President of Human Resources
          703-758-6100